UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*



                       WALTER INVESTMENT MANAGEMENT CORP.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                    93317W102
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                                 (CUSIP Number)


                                 April 30, 2009
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             (Date of Event Which Requires Filing of this Statement)



Check  the  appropriate  box  to  designate  the  rule  pursuant  to which  this
Schedule 13G is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  93317W102
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1.    Names of Reporting Persons.  I.R.S.  Identification Nos. Of  Above Persons
     (entities only):

                   Tyndall Capital Partners, L.P.
                   13-3594570
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]                   (b) [ ]
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3.    SEC Use Only
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4.    Citizenship or Place of Organization:   Delaware
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Number of Shares Beneficially Owned
   by Each Reporting Person With:       5.  Sole Voting Power:        1,123,803*
                                            ------------------------------------
                                        6.  Shared Voting Power:             0
                                            ------------------------------------
                                        7.  Sole Dispositive Power:   1,123,803*
                                            ------------------------------------
                                        8.  Shared Dispositive Power:        0
                                            ------------------------------------
--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
               1,123,803*
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10.   Check if  the  Aggregate Amount in  Row (9) Excludes  Certain Shares  (See
      Instructions):   N/A
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11.   Percent of Class Represented by Amount in Row (9):  5.7%*
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12.    Type of Reporting Person (See Instructions):  PN
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* As of April 30, 2009,  764,200 shares of Walter  Investment  Management  Corp.
common stock, par value $0.01 per share (the "Common Stock"), are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and 359,603 shares of Common Stock are owned by Tyndall Institutional Partners, L.P., a
Delaware  limited  partnership   ("Tyndall   Institutional").   Tyndall  Capital
Partners, L.P. is the general partner of Tyndall and Tyndall Institutional, and possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by Tyndall and Tyndall Institutional.

Item 1(a).   Name Of Issuer:  Walter Investment Management Corp.

Item 1(b).   Address of Issuer's Principal Executive Offices:
             4211 West Boy Scout Boulevard, 4th Floor
             Tampa, FL 33607-5724


Item 2(a).   Name of Person Filing:  Tyndall Capital Partners, L.P.

Item 2(b).   Address of Principal Business Office or, if none, Residence:
             599 Lexington Avenue, Suite 4100, New York, New York  10022

Item 2(c). Citizenship: Tyndall Capital Partners, L.P. is a Delaware limited partnership.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number:  93317W102


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a

             Not applicable.


Item 4.      Ownership.

         (a)  Amount beneficially owned (as of April 30, 2009)        1,123,803*

         (b)  Percent of Class (as of April 30, 2009)                      5.7%*

         (c)  Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote:           1,123,803*

            (ii)  Shared power to vote or to direct the vote:                 0

           (iii)  Sole power to dispose or to direct the
                  disposition of:                                     1,123,803*

            (iv)  Shared power to dispose or to direct the
                  disposition of:                                             0

__________________
* As of April 30, 2009, 764,200 shares of Walter Investment Management Corp. common stock, par value $0.01 per share (the "Common Stock"), are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and 359,603 shares of Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional, and possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by Tyndall and Tyndall Institutional.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 May 6, 2009

                                                 TYNDALL CAPITAL PARTNERS, L.P.

                                                 By:  JEFFREY MANAGEMENT, LLC,
                                                      its general partner


                                                     /s/ Jeffrey S. Halis
                                                 By:----------------------------
                                                     Jeffrey S. Halis, Manager



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)